Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202-3509 414 765-77700 micorp.com

May 23, 2008

VIA EDGAR

Mr. Matt McNair, Staff Attorney

Mr. David S. Lyon, Financial Analyst

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Registration Statement on Form S-4

Filed May 8, 2008

File No. 333-150734

Dear Messrs. McNair and Lyon:

The purpose of this letter is to respond to the comment raised in your letter of May 16, 2008 to Mr. Mark F. Furlong, President and Chief Executive Officer, Marshall & Ilsley Corporation (the “Corporation”), regarding the Corporation’s registration statement on Form S-4 filed May 8, 2008 (the “Form S-4”).

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comment and our response are set forth below.

General

1.

Comment:

You have elected to incorporate by reference into the prospectus certain reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year.  However, it appears that you have excluded certain reports that should be incorporated by reference pursuant to the instructions of Form S-4.  Specifically, you have excluded the Form 8-K, filed on January 2, 2008.  Please amend your filing to so incorporate.  See Item 11(a)(2) of Form S-4.

Mr. Matt McNair, Staff Attorney

Mr. David S Lyon, Financial Analyst

United States Securities and Exchange Commission

May 23, 2008

Response:

Amendment No. 1 to the Form S-4, which was filed on May 23, 2008, incorporates by reference the Corporation’s current report on Form 8-K filed January 2, 2008, among others.

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If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson
Senior Vice President, Chief Administrative Officer
and General Counsel